Exhibit 99.1

A statement on behalf of Rogers Communications Inc.

Toronto, October 26, 2021 – Rogers Communications Inc. (“Rogers” or the “Company”) announced today that the Supreme Court of British Columbia will hold a hearing on November 1, 2021 to hear submissions by the Company and the Rogers Control Trust regarding the legality of Edward Rogers’ attempt last week to replace five of the Company’s independent directors with nominees of the Rogers Control Trust through a written resolution, without convening a meeting of shareholders. As previously announced, the Company has determined the resolution is invalid. The Company welcomes the opportunity for the Court to consider the importance to shareholders and all stakeholders of conducting a shareholders meeting to change the Board of Directors.

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected timing and outcome of the Supreme Court of British Columbia’s hearing and any appeals therefrom. Forward-looking statements are subject to risks and uncertainties that could cause actual results or events could differ materially from the results expressed or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338